UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.
Ortal Klein
Corporate Secretary
Telephone: 972-9-9618504
Fax: 972-9- 9618636
Email: ortal.klein@alon-oil.co.il

ALON BLUE SQUARE ISRAEL LTD. ANNOUNCES APPOINTMENT OF

AMIT BEN ITZHAK AS NEW CHAIRMAN OF THE BOARD

YAKUM, Israel, December 24, 2014 Alon Blue Square Israel Ltd. (“Alon Blue Square” or the "Company") announced today that the Company's Board of Directors (the "Board") has appointed Mr. Amit Ben Itzhak as the Company's Chairman of the Board effective immediately. Mr. Ben Itzhak succeeds the Company's current Chairman of the Board, Mr. Yitzhak Bader, whose resignation follows the end of Mr. Bader's term as Chairman of the Board of Alon Israel Oil Company Ltd., Company's controlling shareholder.

Alon Blue Square expresses its appreciation and thanks to Mr. Bader for service to the Company.

Mr. Ben Itzhak has more than 20 years of financial and management experience and currently serves as Acting Chairman of the Granot Corporation and as Chairman of Hamashbir Agriculture Ltd. ("Hamashbir"), an Israeli agricultural supply company. From 2008 -2013, Mr. Ben Itzhak served as Chief Executive Officer of Hamashbir. From 2005 – 2008, Mr. Ben Itzhak served as Chief Financial Officer of Tnuva Corporation, a leading food group in Israel, and from 2002 to 2005, Mr. Mr. Ben Itzhak served as Chief Executive Officer of Granot. Mr. Ben Itzhak was also Co – Founder, Chief Executive Officer, and Chairman of Zap Computing Ltd. from 2001 to 2005. Mr. Ben Itzhak has a B.A in Economics and Business Administration from the Ruppin Academic Center and an M.B.A (with honors) from the Hebrew University of Jerusalem.

In addition the Board of directors accepted Mrs. Limor Ganot’s request to officially stop serving as Co CEO effective today.

Alon Blue Square Board of directors also expresses its support in Company’s management and the managements of its subsidiaries in light of current media reports and wishes to state that it has no intention of making unnecessary management changes.

Sale of BSRE shares

The Company also reported today, that it has sold on December 18th, 2014, 578,744 ordinary shares of its subsidiary, Blue Square Real Estate Ltd. ("BSRE"), for the price per share of approximately NIS 12.03 (approximately US$ 3.06). Following the sale of shares, the Company holds 8,068,743 ordinary shares constituting 69.71% of the issued ordinary shares of BSRE (68.40% on a fully diluted basis).

* * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square operates through Dor Alon Energy in Israel (1988) Ltd, its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"). Dor Alon is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 206 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square operates through its 100% subsidiary, Mega Retail Ltd., which currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets which offer a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, operates in the sector of issuance and clearance of credit cards

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the legislation "Promoting Competition in the Food Industry", enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

December 24, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary